UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(check one): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________

PART I – REGISTRANT INFORMATION

Full Name of Registrant: Elbit Vision Systems Ltd.

Former Name if Applicable: Not Applicable

Address of Principal Executive Office (Street and Number): 7 Bareket Street, Industrial Park Caesarea, P.O.B. 3047

City, State and Zip Code: Caesarea 3088900, Israel

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) (b)
The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Company could not complete its filing on Form 20-F for the period ended December 31, 2013 due to a delay in obtaining and compiling financial and other information required to be included in the Form 20-F, which delay could not be eliminated by the Company without unreasonable effort and expense. The Company believes that it will be able to obtain such information and file its annual report on Form 20-F no later than May 15, 2014.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Yaron Menashe	972-4	610-7609
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒   No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary information currently available, below is a discussion of the Company’s results of operations for the year ended December 31, 2013, and the Company’s financial position as of December 31, 2013. The actual amounts to be reported in the Annual Report on Form 20-F may differ from the amounts reported below as the period-end closing process is finalized.

The Company expects that for the year ending December 31, 2013 (i) total revenues will be US$4.2 million, as compared to US$6.7 million for 2012; (ii) net loss will be US$1 million, as compared to a net profit of US$0.8 million in 2012; and (iii) net cash used in operating activities will be US$1 million, as compared to US$0.4 million provided in 2012.

The Company expects that cash and cash equivalents will be US$0.15 million as of December 31, 2013.

The substantial increase in net loss was due to a slow-down in generating new orders during 2013 which the Company succeeded in reversing during the last month of that year

All financial information reported in this Form 12b-25 is preliminary in nature, is based on unaudited internal information and remains subject to further review, finalization of the Company’s reporting process and audit by our independent auditors. Such information is as of date of this filing and, except as required by law, the Company undertakes no obligation to update any of these statements.

Elbit Vision Systems Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2014	BY: /s/ Sam Cohen —————————————— Sam Cohen, Chief Executive Officer